Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lument Finance Trust, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-11 of Lument Finance Trust, Inc. of our report dated March 15, 2021 with respect to the consolidated balance sheets of Lument Finance Trust, Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, and the related notes and financial statement schedule IV – Mortgage Loans on Real Estate as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 10-K of Lument Finance Trust, Inc., incorporated herein by reference and to the reference to our firm under the heading of “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

March 24, 2021